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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                  SCHEDULE TO/A
                                 (RULE 14d-100)
        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)
                            ------------------------

                                   GENER S.A.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                            ------------------------

                               THE AES CORPORATION
                          MERCURY CAYMAN CO. III, LTD.
                       (NAME OF FILING PERSONS (OFFERORS))

                            ------------------------

             AMERICAN DEPOSITARY SHARES (EACH REPRESENTING 68 SHARES
                         OF COMMON STOCK, NO PAR VALUE)
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                    368731105
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                 BARRY J. SHARP
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               THE AES CORPORATION
                             1001 NORTH 19TH STREET
                            ARLINGTON, VIRGINIA 22209
                                 (703) 522-1315

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
  AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                            ------------------------

                                    COPY TO:
                             MICHAEL E. GIZANG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                            TELEPHONE: (212) 735-3000

                            ------------------------

                            CALCULATION OF FILING FEE


             TRANSACTION VALUATION*             AMOUNT OF FILING FEE**
                $181,634,952.00                       $36,327.00

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*Estimated for purposes of calculating the amount of the filing fee only in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, based upon (a) $12.25, the average of the high and low price per Gener American Depositary Share on November 2, 2000, as reported on the New York Stock Exchange Composite Transaction Tape, multiplied by (b) 14,827,343, representing the aggregate number of Gener American Depositary Shares outstanding on September 30, 2000.

**One-fiftieth of 1% of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $36,327.00
         Form or Registration No.: Registration Statement on Form S-4 Filing Party: The AES Corporation
         Date Filed: November 9, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO, dated November 9, 2000 (the "Schedule TO"), filed by Mercury Cayman Co. III, Ltd., a limited company organized under the laws of the Cayman Islands (the "Purchaser") and a wholly owned subsidiary of The AES Corporation, a Delaware corporation ("AES"), relating to the offer by the Purchaser to exchange each issued and outstanding American Depositary Share (each, an "ADS" and collectively, "ADSs") of Gener S.A. ("Gener"), each representing 68 shares of Gener common stock, no par value (the "Shares"), for a fraction of a share of common stock, par value $ 0.01 per share, of AES (the "AES Shares"), on the terms and subject to the conditions described in the Prospectus which was annexed to the Schedule TO as Exhibit (a)(1), and the related ADS Letter of Transmittal (collectively referred to as the "Offer").

         AES has filed a Registration Statement on Form S-4 relating to the AES Shares to be issued to holders of Gener ADSs in the Offer (the "Registration Statement"). The terms and conditions of the Offer are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus"), and the related ADS Letter of Transmittal, which were attached to the Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

         All of the information in the Prospectus and the related ADS Letter of Transmittal, and any prospectus supplement or other supplement or amendment thereto related to the Offer hereafter filed with the Securities and Exchange Commission by AES, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.

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ITEM 1. Summary Term Sheet.

         Item 1 is hereby amended and supplemented as follows:

         The answer to the question "WHAT ARE THE CONDITIONS TO YOUR OFFER?" in the section entitled "QUESTIONS AND ANSWERS ABOUT THE TRANSACTION" in the Prospectus is hereby amended and supplemented by adding the following paragraph after the eighth bullet point:

                  "The AES Corporation announced on November 22, 2000 that early termination of the waiting period under the Hart Scott Rodino Act with respect to the purchase of Gener ADSs pursuant to the Offer was granted by the U.S. Federal Trade Commission and the Antitrust Division of the Department of Justice on November 20, 2000."

         The answer to the question "WHAT ARE THE CONDITIONS TO YOUR CHILEAN OFFER?" in the section entitled "QUESTIONS AND ANSWERS ABOUT THE TRANSACTION" in the Prospectus is hereby amended and supplemented by adding the following paragraph after the third bullet point:

                  "The AES Corporation announced on November 22, 2000 that it had waived the financing condition in its offer to purchase 3,466,600,000 shares of Gener S.A. in Chile at the Chilean peso equivalent of US $0.235294118 per share."

         The section entitled "THE CHILEAN OFFER" in the Prospectus is hereby amended and supplemented by adding the following sentence after the second paragraph:

                  "The AES Corporation announced on November 22, 2000 that it had waived the financing condition in its offer to purchase 3,466,600,000 shares of Gener S.A. in Chile at the Chilean peso equivalent of US $0.235294118 per share."

ITEMS 4 and 11.

         Items 4 and 11 are hereby amended and supplemented as follows:

         The section entitled "SUMMARY--Our Offer" is hereby amended and supplemented by adding the following paragraph after the third bullet point on page 14:

                  "The AES Corporation announced on November 22, 2000 that early termination of the waiting period under the Hart Scott Rodino Act with respect to the purchase of Gener ADSs pursuant to the Offer was granted by the U.S. Federal Trade Commission and the Antitrust Division of the Department of Justice on November 20, 2000."

         The section entitled "OUR OFFER--Certain Legal Matters; Regulatory Approvals" in the Prospectus is hereby amended and supplemented by adding the following sentence after the first paragraph:

                  "The AES Corporation announced on November 22, 2000 that early termination of the waiting period under the Hart Scott Rodino Act with respect to the purchase of Gener ADSs pursuant to the Offer was granted by the U.S. Federal Trade Commission and the Antitrust Division of the Department of Justice on November 20, 2000."

ITEM 12. Exhibits.

         Item 12 is hereby amended and supplemented to add the following exhibit:

         (a)(9)   Press release dated November 22, 2000.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                          Mercury Cayman Co. III, Ltd.
                                          By: /s/ Naveed Ismail
                                            --------------------------
                                            Name: Naveed Ismail
                                            Title: President
                                            Dated: November 22, 2000




                                          The AES Corporation
                                          By: /s/ Paul T. Hanrahan
                                            --------------------------
                                            Name: Paul T. Hanrahan
                                            Title: Senior Vice President
                                            Dated: November 22, 2000











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                                  EXHIBIT INDEX


EXHIBIT
 NUMBER                           EXHIBIT NAME
 ------                           ------------

(a)(1) Prospectus relating to AES Shares to be issued in the U.S. Offer (incorporated by reference from The AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).*

(a)(2)  Form of ADS Letter of Transmittal (incorporated by reference to
        Exhibit 99.1 to The AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).*

(a)(3)  Form of Notice of Guaranteed Delivery (incorporated by reference to
        Exhibit 99.2 to The AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).*

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to The AES Corporation Registration Statement on Form S-4 filed on November 9,
        2000).*

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit
        99.4 to The AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).*

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to The AES Corporation Registration Statement on Form S-4 filed on November 9,
        2000).*

(a)(7) Summary Advertisement scheduled for publication in The Wall Street Journal on November 13, 2000 (incorporated by reference to Exhibit 99.6 to The AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).*

(a)(8) Press Release issued by AES on November 3, 2000 (incorporated by reference to Exhibit 99.7 to The AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).*

(b)     None.

(d) Letter Agreement between AES and Compania de Petroleos de Chile S.A., dated November 3, 2000.*

(g)     None.

(h)     None.

(a)(9)  Press release dated November 22, 2000.

----------
* Previously filed.


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